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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-35976
 Luxoft Holding, Inc

(Translation of registrant's name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

 EXPLANATORY NOTE

        In connection with the 2015 Annual Meeting of Shareholders of Luxoft Holding, Inc, a British Virgin Islands company (the "Company"), the Company hereby furnishes the following documents:

        1.     Notice of 2015 Annual Meeting of the Shareholders of Luxoft Holding, Inc and Proxy Statement, dated August 10, 2015, to be mailed to the shareholders of the Company in connection with the 2015 Annual Meeting of the Company's Shareholders, which is scheduled to be held on September 10, 2015 (the "2015 Annual Meeting").

        2.     Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the 2015 Annual Meeting.

        The Notice of 2015 Annual Meeting of the Shareholders of Luxoft Holding, Inc and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC
By: /s/ Dmitry Loschinin Name: Dmitry Loschinin Title: Chief Executive Officer and President
Date: August 10, 2015

 EXHIBIT INDEX

        The following exhibits are furnished as part of this Form 6-K:

99.1	Notice of Annual Meeting and Proxy Statement, dated August 10, 2015, to be mailed to holders of the ordinary shares of the Company in connection with the Annual Meeting of Shareholders of Luxoft Holding, Inc scheduled to be held on September 10, 2015.
99.2
Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Annual Meeting of Shareholders of Luxoft Holding, Inc scheduled to be held on September 10, 2015.

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EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX